UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 10-SB

GENERAL FORM FOR REGISTRATION OF

SECURITIES OF

SMALL BUSINESS ISSUERS

Under Section 12(b) or (g) of the Securities

Exchange Act of 1934

EASTON, INC.

(Name of Small Business Issuer in its charter)

Delaware 59-3516317

(State or other jurisdiction of (I.R.S. Employer

incorporation or organization) Identification No.)

645 Fifth Avenue, Suite 403

New York, NY 10022

(Address of Principal Office) Zip Code

Issuer's telephone number: (212) 972-8570

Securities to be registered under Section 12(b) of the Act:

Title of each class to be so registered - N/A

Name of each exchange on which each class is to be

registered - N/A

Securities to be registered under Section 12(g) of the Act:

Common Stock

(Title of class)

PART I -

Item 1. DESCRIPTION OF BUSINESS

Background

The Company was incorporated under the laws of the State of Delaware on August 19, 1997. To date, the Company's only activities have been organizational ones, directed at developing its business plan and raising its initial capital. The Company has not commenced any commercial operations. The Company has no full-time employees and owns no real estate.

The Company has elected to file this Form 10-SB registration statement on a voluntary basis in order to become a reporting company under the Securities Exchange Act of 1934. The Company is a "blind pool" or "blank check" company, whose business plan is to seek, investigate, and, if warranted, acquire one or more properties or businesses, and to pursue other related activities intended to enhance shareholder value. The acquisition of a business opportunity may be made by purchase, merger, exchange of stock, or otherwise, and may encompass assets or a business entity, such as a corporation, joint venture, or partnership. The Company has very limited capital, and it is unlikely that the Company will be able to take advantage of more than one such business opportunity. The Company intends to seek opportunities demonstrating the potential of long-term growth as opposed to short-term earnings, but at the present time the Company has not identified any business opportunity that it plans to pursue, nor has the Company reached any agreement or definitive understanding with any person concerning an acquisition.

Prior to the effective date of this registration statement, it is anticipated that the Company's officers, directors, and non-management principal shareholders named herein will contact broker-dealers and other persons with whom they are acquainted who are involved in corporate finance matters to advise them of the Company's existence and to determine if any companies or businesses they represent have a general interest in considering a merger or acquisition with a blind pool or blank check entity. No direct discussions regarding the possibility of a merger with the Company are expected to occur until after the effective date of this registration statement. However, no assurance can be given that the Company will be successful in finding or acquiring a desirable business opportunity, given the limited funds that are expected to be available for acquisitions, or that any acquisition that occurs will be on terms that are favorable to the Company or its stockholders.

The Company's search will be directed toward small and medium-sized enterprises which have a desire to become public corporations and which are able to satisfy, or anticipate in the reasonably near future being able to satisfy, the minimum asset requirements in order to qualify shares for trading on NASDAQ or on an exchange such as the American Stock Exchange. (See "Investigation and Selection of Business Opportunities"). The Company anticipates that the business opportunities presented to it will (i) either be in the process of formation, or be recently organized with limited operating history, or a history of losses attributable to under-capitalization or other factors; (ii) be experiencing financial or operating difficulties; (iii) be in need of funds to develop a new product or service or to expand into a new market; (iv) be relying upon an untested product or marketing concept; or (v) have a combination of the characteristics mentioned in (i) through (iv). The Company intends to concentrate its acquisition efforts on properties or businesses that it believes to be undervalued or that it believes may realize a substantial benefit from being publicly owned. Given the above factors, investors should expect that any acquisition candidate may have little or no operating history, or a history of losses or low profitability.

The Company does not propose to restrict its search for investment opportunities to any particular geographical area or industry, and may, therefore, engage in essentially any business, to the extent of its limited resources. This includes industries such as service, finance, natural resources, manufacturing, high technology, product development, medical, communications and others. The Company's discretion in the selection of business opportunities is unrestricted, subject to the availability of such opportunities, economic conditions, and other factors.

As a consequence of this registration of its securities, any entity which has an interest in being acquired by, or merging into the Company, is expected to be an entity that desires to become a public company and establish a public trading market for its securities. In connection with such a merger or acquisition, it is highly likely that an amount of stock constituting control of the Company would either be issued by the Company or be purchased from the current principal shareholders of the Company by the acquiring entity or its affiliates. If stock is purchased from the current shareholders, the transaction is very likely to be a private transaction rather than a public distribution of securities, but is also likely to result in substantial gains to the current shareholders relative to their purchase price for such stock. In the Company's judgment, none of its officers and directors would thereby become an "underwriter" within the meaning of Section 2(11) of the Securities Act of 1933, as amended, as long as the transaction is a private transaction rather than a public distribution of securities. The sale of a controlling interest by certain principal shareholders of the Company could occur at a time when the other shareholders of the Company remain subject to restrictions on the transfer of their shares.

Depending upon the nature of the transaction, the current officers and directors of the Company may resign their management positions with the Company in connection with a change in control of the Company or its acquisition of a business opportunity (See "Form of Acquisition," below, and "Risk Factors - The Company - Lack of Continuity in Management"). In the event of such a resignation, the Company's current management would not have any control over the conduct of the Company's business following the change in control or the Company's combination with a business opportunity.

It is anticipated that business opportunities will come to the Company's attention from various sources, including its officers and directors, its other stockholders, professional advisors such as attorneys and accountants, securities broker-dealers, venture capitalists, members of the financial community, and others who may present unsolicited proposals. The Company has no plans, understandings, agreements, or commitments with any individual for such person to act as a finder of opportunities for the Company.

The Company does not foresee that it would enter into a merger or acquisition transaction with any business with which its officers or directors are currently affiliated. Should the Company determine in the future, contrary to the foregoing expectations, that a transaction with an affiliate would be in the best interests of the Company and its stockholders, the Company is in general permitted by Delaware law to enter into such a transaction if:

(1) The material facts as to the relationship or interest of the affiliate and as to the contract or transaction are disclosed or are known to the Board of Directors, and the Board in good faith authorizes, approves or ratifies the contract or transaction by the affirmative vote of a majority of the disinterested directors, even though the disinterested directors constitute less than a quorum; or

(2) The material facts as to the relationship or interest of the affiliate and as to the contract or transaction are disclosed or are known to the stockholders entitled to vote thereon, and the contract or transaction is specifically authorized, approved or ratified in good faith by vote of the stockholders; or

(3) The contract or transaction is fair as to the Company as of the time it is authorized, approved or ratified, by the Board of Directors or the stockholders.

Investigation and Selection of Business Opportunities

To a large extent, a decision to participate in a specific business opportunity may be made upon management's analysis of the quality of the other company's management and personnel, the anticipated acceptability of new products or marketing concepts, the merit of technological changes, the perceived benefit the business opportunity will derive from becoming a publicly held entity, and numerous other factors which are difficult, if not impossible, to analyze through the application of any objective criteria. In many instances, it is anticipated that the historical operations of a specific business opportunity may not necessarily be indicative of the potential for the future because of the possible need to shift marketing approaches substantially, expand significantly, change product emphasis, change or substantially augment management, or make other changes. The Company will be dependent upon the owners of a business opportunity to identify any such problems which may exist and to implement, or be primarily responsible for the implementation of, required changes. Because the Company may participate in a business opportunity with a newly organized firm or with a firm which is entering a new phase of growth, the Company will incur further risks, because management in many instances will not have proven its abilities or effectiveness, the eventual market for the products or services of the business opportunity will likely not be established, and the business opportunity may not be profitable when acquired.

It is anticipated that the Company will not be able to diversify, but will essentially be limited to one such venture because of the Company's limited financing. This lack of diversification will not permit the Company to offset potential losses from one business opportunity against profits from another, and should be considered an adverse factor affecting any decision to purchase the Company's securities.

It is emphasized that management of the Company may effect transactions having a potentially adverse impact upon the Company's shareholders pursuant to the authority and discretion of the Company's management to complete acquisitions without submitting any proposal to the stockholders for their consideration. Holders of the Company's securities should not anticipate that the Company necessarily will furnish such holders, prior to any merger or acquisition, with financial statements, or any other documentation, concerning a target company or its business. In some instances, however, the proposed participation in a business opportunity may be submitted to the stockholders for their consideration, either voluntarily by such directors to seek the stockholders' advice and consent or because state law so requires.

The analysis of business opportunities will be undertaken by or under the supervision of the Company's officers, directors and non-management principal shareholders, none of whom are professional business analysts (See "Management"). Although there are no current plans to do so, Company management might hire an outside consultant to assist in the investigation and selection of business opportunities, and might pay a finder's fee. Since Company management has no current plans to use any outside consultants or advisors to assist in the investigation and selection of business opportunities, no policies have been adopted regarding use of such consultants or advisors, the criteria to be used in selecting such consultants or advisors, the services to be provided, the term of service, or regarding the total amount of fees that may be paid. However, because of the limited resources of the Company, it is likely that any such fee the Company agrees to pay would be paid in stock and not in cash. Otherwise, the Company anticipates that it will consider, among other things, the following factors:

(1) Potential for growth and profitability, indicated by new technology, anticipated market expansion, or new products;

(2) The Company's perception of how any particular business opportunity will be received by the investment community and by the Company's stockholders;

(3) Whether, following the business combination, the financial condition of the business opportunity would be, or would have a significant prospect in the foreseeable future of becoming sufficient to enable the securities of the Company to qualify for listing on an exchange or on a national automated securities quotation system, such as NASDAQ, so as to permit the trading of such securities to be exempt from the requirements of Rule 15c2-6 adopted by the Securities and Exchange Commission (See "Risk Factors - The Company - Regulation of Penny Stocks").

(4) Capital requirements and anticipated availability of required funds, to be provided by the Company or from operations, through the sale of additional securities, through joint ventures or similar arrangements, or from other sources;

(5) The extent to which the business opportunity can be advanced;

(6) Competitive position as compared to other companies of similar size and experience within the industry segment as well as within the industry as a whole;

(7) Strength and diversity of existing management, or management prospects that are scheduled for recruitment;

(8) The cost of participation by the Company as compared to the perceived tangible and intangible values and potential; and

(9) The accessibility of required management expertise, personnel, raw materials, services, professional assistance, and other required items.

In regard to the possibility that the shares of the Company would qualify for listing on NASDAQ, the current standards for initial listing include, among other requirements, that the Company (i) have net tangible assets of at least $4,000,000, or a market capitalization of $50,000,000, or net income of not less than $750,000 in its latest fiscal year or in two of the last three fiscal years; (ii) have a public float (i.e. shares that are not held by any officer, director or 10% shareholder) of at least 1,000,000 shares; (iii) have a minimum bid price of at least $4.00; (iv) have at least 300 round lot shareholders (i.e. shareholders who own not less than 100 shares); and (v) have an operating history of at least one year or a market capitalization of at least $50,000,000. Many, and perhaps most, of the business opportunities that might be potential candidates for a combination with the Company would not satisfy the NASDAQ listing criteria.

No one of the factors described above will be controlling in the selection of a business opportunity, and management will attempt to analyze all factors appropriate to each opportunity and make a determination based upon reasonable investigative measures and available data. Potentially available business opportunities may occur in many different industries and at various stages of development, all of which will make the task of comparative investigation and analysis of such business opportunities extremely difficult and complex. Potential investors must recognize that, because of the Company's limited capital available for investigation and management's limited experience in business analysis, the Company may not discover or adequately evaluate adverse facts about the opportunity to be acquired.

The Company is unable to predict when it may participate in a business opportunity. It expects, however, that the analysis of specific proposals and the selection of a business opportunity may take several months or more.

Prior to making a decision to participate in a business opportunity, the Company will generally request that it be provided with written materials regarding the business opportunity containing such items as a description of products, services and company history; management resumes; financial information; available projections, with related assumptions upon which they are based; an explanation of proprietary products and services; evidence of existing patents, trademarks, or services marks, or rights thereto; present and proposed forms of compensation to management; a description of transactions between such company and its affiliates during relevant periods; a description of present and required facilities; an analysis of risks and competitive conditions; a financial plan of operation and estimated capital requirements; audited financial statements, or if they are not available, unaudited financial statements, together with reasonable assurances that audited financial statements would be able to be produced within a reasonable period of time not to exceed 60 days following completion of a merger transaction; and other information deemed relevant.

As part of the Company's investigation, the Company's executive officers and directors may meet personally with management and key personnel, may visit and inspect material facilities, obtain independent analysis or verification of certain information provided, check references of management and key personnel, and take other reasonable investigative measures, to the extent of the Company's limited financial resources and management expertise.

It is possible that the range of business opportunities that might be available for consideration by the Company could be limited by the impact of Securities and Exchange Commission regulations regarding purchase and sale of "penny stocks." The regulations would affect, and possibly impair, any market that might develop in the Company's securities until such time as they qualify for listing on NASDAQ or on an exchange which would make them exempt from applicability of the "penny stock" regulations. See "Risk Factors - Regulation of Penny Stocks."

Company management believes that various types of potential merger or acquisition candidates might find a business combination with the Company to be attractive. These include acquisition candidates desiring to create a public market for their shares in order to enhance liquidity for current shareholders, acquisition candidates which have long-term plans for raising capital through the public sale of securities and believe that the possible prior existence of a public market for their securities would be beneficial, and acquisition candidates which plan to acquire additional assets through issuance of securities rather than for cash, and believe that the possibility of development of a public market for their securities will be of assistance in that process. Acquisition candidates which have a need for an immediate cash infusion are not likely to find a potential business combination with the Company to be an attractive alternative.

Form of Acquisition

It is impossible to predict the manner in which the Company may participate in a business opportunity. Specific business opportunities will be reviewed as well as the respective needs and desires of the Company and the promoters of the opportunity and, upon the basis of that review and the relative negotiating strength of the Company and such promoters, the legal structure or method deemed by management to be suitable will be selected. Such structure may include, but is not limited to leases, purchase and sale agreements, licenses, joint ventures and other contractual arrangements. The Company may act directly or indirectly through an interest in a partnership, corporation or other form of organization. Implementing such structure may require the merger, consolidation or reorganization of the Company with other corporations or forms of business organization. In addition, the present management and stockholders of the Company most likely will not have control of a majority of the voting shares of the Company following a merger or reorganization transaction. As part of such a transaction, the Company's existing directors may resign and new directors may be appointed without any vote by stockholders.

It is likely that the Company will acquire its participation in a business opportunity through the issuance of Common Stock or other securities of the Company. Although the terms of any such transaction cannot be predicted, it should be noted that in certain circumstances the criteria for determining whether or not an acquisition is a so-called "tax free" reorganization under the Internal Revenue Code of 1986, depends upon the issuance to the stockholders of the acquired company of a controlling interest (i.e. 80% or more) of the common stock of the combined entities immediately following the reorganization. If a transaction were structured to take advantage of these provisions rather than other "tax free" provisions provided under the Internal Revenue Code, the Company's current stockholders would retain in the aggregate 20% or less of the total issued and outstanding shares. This could result in substantial additional dilution in the equity of those who were stockholders of the Company prior to such reorganization. Any such issuance of additional shares might also be done simultaneously with a sale or transfer of shares representing a controlling interest in the Company by the current officers, directors and principal shareholders. (See "Description of Business - General").

It is anticipated that any new securities issued in any reorganization would be issued in reliance upon exemptions, if any are available, from registration under applicable federal and state securities laws. In some circumstances, however, as a negotiated element of the transaction, the Company may agree to register such securities either at the time the transaction is consummated, or under certain conditions at specified times thereafter. The issuance of substantial additional securities and their potential sale into any trading market that might develop in the Company's securities may have a depressive effect upon such market.

The Company will participate in a business opportunity only after the negotiation and execution of a written agreement. Although the terms of such agreement cannot be predicted, generally such an agreement would require specific representations and warranties by all of the parties thereto, specify certain events of default, detail the terms of closing and the conditions which must be satisfied by each of the parties thereto prior to such closing, outline the manner of bearing costs if the transaction is not closed, set forth remedies upon default, and include miscellaneous other terms.

As a general matter, the Company anticipates that it, and/or its principal shareholders will enter into a letter of intent with the management, principals or owners of a prospective business opportunity prior to signing a binding agreement. Such a letter of intent will set forth the terms of the proposed acquisition but will not bind any of the parties to consummate the transaction. Execution of a letter of intent will by no means indicate that consummation of an acquisition is probable. Neither the Company nor any of the other parties to the letter of intent will be bound to consummate the acquisition unless and until a definitive agreement concerning the acquisition as described in the preceding paragraph is executed. Even after a definitive agreement is executed, it is possible that the acquisition would not be consummated should any party elect to exercise any right provided in the agreement to terminate it on specified grounds.

It is anticipated that the investigation of specific business opportunities and the negotiation, drafting and execution of relevant agreements, disclosure documents and other instruments will require substantial management time and attention and substantial costs for accountants, attorneys, and others. If a decision is made not to participate in a specific business opportunity, the costs theretofore incurred in the related investigation would not be recoverable. Moreover, because many providers of goods and services require compensation at the time or soon after the goods and services are provided, the inability of the Company to pay until an indeterminate future time may make it impossible to procure goods and services.

Investment Company Act and Other Regulation

The Company may participate in a business opportunity by purchasing, trading or selling the securities of such business. The Company does not, however, intend to engage primarily in such activities. Specifically, the Company intends to conduct its activities so as to avoid being classified as an "investment company" under the Investment Company Act of 1940 (the "Investment Act"), and therefore to avoid application of the costly and restrictive registration and other provisions of the Investment Act, and the regulations promulgated thereunder.

The Company's plan of business may involve changes in its capital structure, management, control and business, especially if it consummates a reorganization as discussed above. Each of these areas is regulated by the Investment Act, in order to protect purchasers of investment company securities. Since the Company will not register as an investment company, stockholders will not be afforded these protections.

Any securities which the Company might acquire in exchange for its Common Stock will be "restricted securities" within the meaning of the Securities Act of 1933, as amended (the "Act"). If the Company elects to resell such securities, such sale cannot proceed unless a registration statement has been declared effective by the Securities and Exchange Commission or an exemption from registration is available. Section 4(1) of the Act, which exempts sales of securities not involving a public distribution by persons other than the issuer, would in all likelihood be available to permit a private sale. Although the plan of operation does not contemplate resale of securities acquired, if such a sale were to be necessary, the Company would be required to comply with the provisions of the Act to effect such resale.

An acquisition made by the Company may be in an industry which is regulated or licensed by federal, state or local authorities. Compliance with such regulations can be expected to be a time-consuming and expensive process.

Competition

The Company expects to encounter substantial competition in its efforts to locate attractive opportunities, primarily from business development companies, venture capital partnerships and corporations, venture capital affiliates of large industrial and financial companies, small investment companies, and wealthy individuals. Many of these entities will have significantly greater experience, resources and managerial capabilities than the Company, and will therefore be in a better position than the Company to obtain access to attractive business opportunities. The Company also will experience competition from other public "blind pool" companies, many of which may have more funds available than does the Company, as well as from the other blind pool companies which were formed simultaneously with the Company. Management has adopted certain policies for dealing with potential conflicts of interest between related or affiliated entities (See "Directors, Executive Officers, Promoters and Control Persons - Conflicts of Interest").

Administrative Offices

The Company currently maintains a mailing address at 645 Fifth Avenue, Suite 403, New York, New York 10022, c/o Steven Siskind, Esq. The Company's telephone number there is (212) 972-8570. Other than this mailing address, the Company does not currently maintain any other office facilities, and does not anticipate the need for maintaining office facilities at any time in the foreseeable future. The Company pays no rent or other fees for the use of this mailing address.

Employees

The Company is in the development stage and currently has no employees. Management of the Company expects to use consultants, attorneys and accountants as necessary, and does not anticipate a need to engage any full-time employees so long as it is seeking and evaluating business opportunities. The need for employees and their availability will be addressed in connection with the decision whether or not to acquire or participate in specific business opportunities.

Risk Factors

A. Conflicts of Interest. Certain conflicts of interest exist between the Company and its officers and directors. They have other business interests to which they currently devote attention, and are expected to continue to do so. As a result, conflicts of interest may arise that can be resolved only through their exercise of judgment in a manner which is consistent with their fiduciary duties to the Company. See "Management," and "Conflicts of Interest."

They are also currently officers and directors of a number of other blind pool or blank check companies formed since 1996, which have shareholders and a capital structure similar, but not identical, to that of the Company, and which are also anticipating filing registration statements under the Securities Exchange Act of 1934. Finally, it is likely that the Company's officers and directors will form additional blind pool or blank check companies in the future, with a business plan similar or identical to that of the Company.

It is anticipated that the Company's principal shareholders may actively negotiate or otherwise consent to the purchase of a portion of their common stock as a condition to, or in connection with, a proposed merger or acquisition transaction. In this process, the Company's principal shareholders may consider their own personal pecuniary benefit rather than the best interests of other Company shareholders, and the other Company shareholders are not expected to be afforded the opportunity to approve or consent to any particular stock buy-out transaction. See "Conflicts of Interest."

B. Possible Need for Additional Financing. The Company has very limited funds, and such funds may not be adequate to take advantage of any available business opportunities. Even if the Company's funds prove to be sufficient to acquire an interest in, or complete a transaction with, a business opportunity, the Company may not have enough capital to exploit the opportunity. The ultimate success of the Company may depend upon its ability to raise additional capital. The Company has not investigated the availability, source, or terms that might govern the acquisition of additional capital and will not do so until it determines a need for additional financing. If additional capital is needed, there is no assurance that funds will be available from any source or, if available, that they can be obtained on terms acceptable to the Company. If not available, the Company's operations will be limited to those that can be financed with its modest capital.

C. Regulation of Penny Stocks. The Company's securities, when available for trading, will be subject to a Securities and Exchange Commission rule that imposes special sales practice requirements upon broker-dealers who sell such securities to persons other than established customers or accredited investors. For purposes of the rule, the phrase "accredited investors" means, in general terms, institutions with assets in excess of $5,000,000, or individuals having a net worth in excess of $1,000,000 or having an annual income that exceeds $200,000 (or that, when combined with a spouse's income, exceeds $300,000). For transactions covered by the rule, the broker-dealer must make a special suitability determination for the purchaser and receive the purchaser's written agreement to the transaction prior to the sale. Consequently, the rule may affect the ability of broker-dealers to sell the Company's securities and also may affect the ability of purchasers in this offering to sell their securities in any market that might develop therefor.

In addition, the Securities and Exchange Commission has adopted a number of rules to regulate "penny stocks." Such rules include Rules 3a51-1, 15g-1, 15g-2, 15g-3, 15g-4, 15g-5, 15g-6, and 15g-7 under the Securities Exchange Act of 1934, as amended. Because the securities of the Company may constitute "penny stocks" within the meaning of the rules, the rules would apply to the Company and to its securities. The rules may further affect the ability of the Company's shareholders to sell their shares in any public market which might develop.

Shareholders should be aware that, according to Securities and Exchange Commission Release No. 34-29093, the market for penny stocks has suffered in recent years from patterns of fraud and abuse. Such patterns include (i) control of the market for the security by one or a few broker-dealers that are often related to the promoter or issuer; (ii) manipulation of prices through prearranged matching of purchases and sales and false and misleading press releases; (iii) "boiler room" practices involving high-pressure sales tactics and unrealistic price projections by inexperienced sales persons; (iv) excessive and undisclosed bid-ask differentials and markups by selling broker-dealers; and (v) the wholesale dumping of the same securities by promoters and broker-dealers after prices have been manipulated to a desired level, along with the resulting inevitable collapse of those prices and with consequent investor losses. The Company's management is aware of the abuses that have occurred historically in the penny stock market. Although the Company does not expect to be in a position to dictate the behavior of the market or of broker-dealers who participate in the market, management will strive within the confines of practical limitations to prevent the described patterns from being established with respect to the Company's securities.

D. No Operating History. The Company was formed in August of 1997 for the purpose of registering its common stock under the 1934 Act and acquiring a business opportunity. The Company has no operating history, revenues from operations, or assets other than cash from private sales of stock. The Company faces all of the risks of a new business and the special risks inherent in the investigation, acquisition, or involvement in a new business opportunity. The Company must be regarded as a new or "start-up" venture with all of the unforeseen costs, expenses, problems, and difficulties to which such ventures are subject.

E. No Assurance of Success or Profitability. There is no assurance that the Company will acquire a favorable business opportunity. Even if the Company should become involved in a business opportunity, there is no assurance that it will generate revenues or profits, or that the market price of the Company's outstanding shares will be increased thereby.

F. Possible Business - Not Identified and Highly Risky. The Company has not identified and has no commitments to enter into or acquire a specific business opportunity. As a result, it is only able to make general disclosures concerning the risks and hazards of acquiring a business opportunity, rather than providing disclosure with respect to specific risks and hazards relating to a particular business opportunity. As a general matter, prospective investors can expect any potential business opportunity to be quite risky. See Item 1 "Description of Business."

G. Type of Business Acquired. The type of business to be acquired may be one that desires to avoid effecting its own public offering and the accompanying expense, delays, uncertainties, and federal and state requirements which purport to protect investors. Because of the Company's limited capital, it is more likely than not that any acquisition by the Company will involve other parties whose primary interest is the acquisition of control of a publicly traded company. Moreover, any business opportunity acquired may be currently unprofitable or present other negative factors.

H. Impracticability of Exhaustive Investigation. The Company's limited funds and the lack of full-time management will likely make it impracticable to conduct a complete and exhaustive investigation and analysis of a business opportunity before the Company commits its capital or other resources thereto. Management decisions, therefore, will likely be made without detailed feasibility studies, independent analysis, market surveys and the like which, if the Company had more funds available to it, would be desirable. The Company will be particularly dependent in making decisions upon information provided by the promoter, owner, sponsor, or others associated with the business opportunity seeking the Company's participation. A significant portion of the Company's available funds may be expended for investigative expenses and other expenses related to preliminary aspects of completing an acquisition transaction, whether or not any business opportunity investigated is eventually acquired.

I. Lack of Diversification. Because of the limited financial resources that the Company has, it is unlikely that the Company will be able to diversify its acquisitions or operations. The Company's probable inability to diversify its activities into more than one area will subject the Company to economic fluctuations within a particular business or industry and therefore increase the risks associated with the Company's operations.

J. Possible Reliance upon Unaudited Financial Statements. The Company generally will require audited financial statements from any business that it proposes to acquire. No assurance can be given, however, that audited financials will be available to the Company. In cases where audited financials are unavailable, the Company will have to rely upon unaudited information that has not been verified by outside auditors. The lack of the type of independent verification which audited financial statements would provide, increases the risk that the Company, in evaluating an acquisition with such a target company, will not have the benefit of full and accurate information about the financial condition and operating history of the target company. This risk increases the prospect that the acquisition of such a company might prove to be an unfavorable one for the Company or the holders of the Company's securities.

Moreover, the Company will be subject to the reporting provisions of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and thus will be required to furnish certain information, including audited financial statements, for any existing business it may acquire. Consequently, acquisition prospects that do not have, or are unable to provide, reasonable assurances that they will be able to obtain the required audited statements would not be considered by the Company to be appropriate for acquisition so long as the reporting requirements of the Exchange Act are applicable. Should the Company, during the time it remains subject to the reporting provisions of the Exchange Act, complete an acquisition of an entity for which audited financial statements prove to be unobtainable, the Company would be exposed to enforcement actions by the Securities and Exchange Commission (the "Commission") and to corresponding administrative sanctions, including permanent injunctions against the Company and its management. The legal and other costs of defending a Commission enforcement action are likely to have material, adverse consequences for the Company and its business. The imposition of administrative sanctions would subject the Company to further adverse consequences.

In addition, the lack of audited financial statements would prevent the securities of the Company from becoming eligible for listing on NASDAQ, the automated quotation system sponsored by the National Association of Securities Dealers, Inc., or on any existing stock exchange. Moreover, the lack of such financial statements is likely to discourage broker-dealers from becoming or continuing to serve as market makers in the securities of the Company. Without audited financial statements, the Company would almost certainly be unable to offer securities under a registration statement pursuant to the Securities Act of 1933, and the ability of the Company to raise capital would be significantly limited until such financial statements were to become available.

K. Other Regulation. An acquisition made by the Company may be of a business that is subject to regulation or licensing by federal, state, or local authorities. Compliance with such regulations and licensing can be expected to be a time-consuming, expensive process and may limit other investment opportunities of the Company.

L. Dependence upon Management; Limited Participation of Management. The Company will be heavily dependent upon the skills, talents, and abilities of its officers and directors to implement its business plan, and may, from time to time, find that the inability of such persons to devote their full time attention to the business of the Company results in a delay in progress toward implementing its business plan. Furthermore, the Company will be entirely dependent upon the experience of its officers and directors in seeking, investigating, and acquiring a business and in making decisions regarding the Company's operations. See "Management." Because investors will not be able to evaluate the merits of possible business acquisitions by the Company, they should critically assess the information concerning the Company's officers and directors.

M. Lack of Continuity in Management. The Company does not have an employment agreement with any of its officers or directors, and as a result, there is no assurance that they will continue to manage the Company in the future. In connection with acquisition of a business opportunity, it is likely the current officers and directors of the Company may resign. A decision to resign will be based upon the identity of the business opportunity and the nature of the transaction, and is likely to occur without the vote or consent of the stockholders of the Company.

N. Indemnification of Officers and Directors. The Articles of Incorporation of the Company provide for the indemnification of its directors, officers, executors, administrators or other legal representatives of directors or officers under certain circumstances, against all reasonable costs and expenses and counsel fees paid or incurred in connection with, or arising out of, any action, suit or proceeding to which any such director or officer or his executors, administrators or other legal representatives may hereafter be made a party by reason of his having been a director or officer of the corporation or of a subsidiary of the corporation.

O. Director's Liability Limited. The Company's Articles of Incorporation exclude personal liability of its directors to the Company and its stockholders for monetary damages for breach of fiduciary duty except in certain specified circumstances. Accordingly, the Company will have a much more limited right of action against its directors than otherwise would be the case. This provision does not affect the liability of any director under federal or applicable state securities laws.

P. Dependence upon Outside Advisors. To supplement the business experience of its officers and directors, the Company may be required to employ accountants, technical experts, appraisers, attorneys, or other consultants or advisors. The selection of any such advisors will be made by the Company's officers without any input from stockholders. Furthermore, it is anticipated that such persons may be engaged on an "as needed" basis without a continuing fiduciary or other obligation to the Company. In the event the officers of the Company consider it necessary to hire outside advisors, they may elect to hire persons who are affiliates, if those affiliates are able to provide the required services.

Q. Leveraged Transactions. There is a possibility that any acquisition of a business opportunity by the Company may be leveraged; i.e., the Company may finance the acquisition of the business opportunity by borrowing against the assets of the business opportunity to be acquired, or against the projected future revenues or profits of the business opportunity. This could increase the Company's exposure to larger losses. A business opportunity acquired through a leveraged transaction is profitable only if it generates enough revenues to cover the related debt and expenses. Failure to make payments on the debt incurred to purchase the business opportunity could result in the loss of a portion or all of the assets acquired. There is no assurance that any business opportunity acquired through a leveraged transaction will generate sufficient revenues to cover the related debt and expenses.

R. Competition. The search for potentially profitable business opportunities is intensely competitive. The Company expects to be at a disadvantage when competing with many firms that have substantially greater financial and management resources and capabilities than the Company. These competitive conditions will exist in any industry in which the Company may become interested.

S. No Foreseeable Dividends. The Company has not paid dividends on its Common Stock and does not anticipate paying such dividends in the foreseeable future.

T. Loss of Control by Present Management and Stockholders. The Company may consider an acquisition in which the Company would issue as consideration for the business opportunity to be acquired an amount of the Company's authorized but unissued Common Stock that would, upon issuance, represent the great majority of the voting power and equity of the Company. The result of such an acquisition would be that the acquired company's stockholders and management would control the Company, and the Company's management could be replaced by persons unknown at this time. Such a merger would result in a greatly reduced percentage of ownership of the Company by its current shareholders. In addition, in conjunction with such a transaction, the Company's current officers, directors and principal shareholders could sell their controlling block of stock at a premium price to the acquired company's stockholders.

U. No Public Market Exists. There is no public market for the Company's common stock, and no assurance can be given that a market will develop or that a shareholder ever will be able to liquidate his investment without considerable delay, if at all. If a market should develop, the price may be highly volatile. Factors such as those discussed in this "Risk Factors" section may have a significant impact upon the market price of the securities offered hereby. Owing to the low price of the securities, many brokerage firms may not be willing to effect transactions in the securities. Even if a purchaser finds a broker willing to effect a transaction in these securities, the combination of brokerage commissions, state transfer taxes, if any, and any other selling costs may exceed the selling price. Further, many lending institutions will not permit the use of such securities as collateral for any loans.

V. Rule 144 Sales. Rule 144 Sales. All of the outstanding shares of Common Stock held by present stockholders are "restricted securities" within the meaning of Rule 144 under the Securities Act of 1933, as amended. As restricted shares, these shares may be resold only pursuant to an effective registration statement or under the requirements of Rule 144 or other applicable exemptions from registration under the Act and as required under applicable state securities laws. Rule 144 provides in essence that a person who has held restricted securities for a prescribed period may, under certain conditions, sell every three months, in brokerage transactions, a number of shares that does not exceed the greater of 1.0% of a company's outstanding common stock or the average weekly trading volume during the four calendar weeks prior to the sale. There is no limit on the amount of restricted securities that may be sold by a nonaffiliate after the restricted securities have been held by the owner for a period of at least two years. A sale under Rule 144 or under any other exemption from the Act, if available, or pursuant to subsequent registrations of shares of Common Stock of present stockholders, may have a depressive effect upon the price of the Common Stock in any market that may develop. The Securities and Exchange Commission recently made public a letter it had previously sent to the NASD Division of Market Regulation in which it expressed the opinion that promoters of blind pool or blank check companies and their affiliates and transferees could never rely on Rule 144 to make sales of their shares. The SEC expressed this opinion in the context of questions about initial applications on behalf of blind pool or blank check companies for approval to publish quotations for their shares on the OTC Bulletin Board. In the event the SEC and NASD maintain this position even following the completion of a business combination, the initial promoters of the Company, and their affiliates and transferees, will be unable to rely upon Rule 144 for any sales of their shares. They will instead be required to file a registration statement under the Securities Act of 1933 in order to complete any public sales of their shares.

Z. Blue Sky Considerations. Because the securities registered hereunder have not been registered for resale under the blue sky laws of any state, the holders of such shares and persons who desire to purchase them in any trading market that might develop in the future, should be aware that there may be significant state blue-sky law restrictions upon the ability of investors to sell the securities and of purchasers to purchase the securities. Some jurisdictions may not allow the trading or resale of blind-pool or "blank-check" securities under any circumstances. Accordingly, investors should consider the secondary market for the Company's securities to be a limited one.

Item 2. Management's Discussion and Analysis or Plan of Operations.

Liquidity and Capital Resources

The Company remains in the development stage and, since inception, has experienced no significant change in liquidity or capital resources or stockholder's equity other than the receipt of proceeds in the amount of $7,703 from its inside capitalization funds. Consequently, the Company's balance sheet as of its fiscal year ending December 31, 1999, and as September 30, 2000 reflects a current asset value of $2,845 and $1,636 respectively, and a total asset value of $2,845 and $1,636 respectively, which is partly in the form of cash and partly in the form of loans receivable.

The Company will carry out its plan of business as discussed above. The Company cannot predict to what extent its liquidity and capital resources will be diminished prior to the consummation of a business combination or whether its capital will be further depleted by the operating losses (if any) of the business entity which the Company may eventually acquire.

The Company will carry out its plan of business as discussed above. The Company cannot predict to what extent its liquidity and capital resources will be diminished prior to the consummation of a business combination or whether its capital will be further depleted by the operating losses (if any) of the business entity which the Company may eventually acquire.

Results of Operations

During the period from August 17, 1997 (inception) through September 30, 2000, the Company has engaged in no significant operations other than organizational activities, acquisition of capital and preparation for registration of its securities under the Securities Exchange Act of 1934, as amended. No revenues were received by the Company during this period.

For the current fiscal year, the Company anticipates incurring a loss as a result of organizational expenses, expenses associated with registration under the Securities Exchange Act of 1934, and expenses associated with locating and evaluating acquisition candidates. The Company anticipates that until a business combination is completed with an acquisition candidate, it will not generate revenues other than limited interest income. The Company may also continue to operate at a loss after completing a business combination, depending upon the performance of the acquired business.

Plan of Operations

During its current fiscal year ending December 31, 2001, the Company plans to complete its registration under the Securities Exchange Act of 1934 and thereafter to initiate efforts to locate a suitable business acquisition candidate. There is no assurance as to when or whether the Company will locate a suitable business acquisition candidate or complete a business acquisition transaction.

Need for Additional Capital

The Company believes that it will require additional capital in the amount of approximately $5,000 in order to pay the costs associated with completion and filing of this registration statement on Form 10SB and the costs associated with compliance with its continuing reporting obligations under the Securities Exchange Act of 1934, as amended, for the fiscal year ending December 31, 2001. This additional capital will be required whether or not the Company is able to complete a business combination transaction during the fiscal year ending December 31, 2001. Furthermore, once a business combination is completed, the Company's needs for additional financing are likely to increase substantially.

No specific commitments to provide additional funds have been made by management or other stockholders, and the Company has no current plans, proposals, arrangements or understandings to raise additional capital through the sale or issuance of additional securities prior to the location of a merger or acquisition candidate. Accordingly, there can be no assurance that any additional funds will be available to the Company to allow it to cover its expenses.

Regardless of whether the Company's cash assets prove to be adequate to meet the Company's operational needs, the Company might seek to compensate providers of services by issuances of stock in lieu of cash. For information as to the Company's policy in regard to payment for consulting services, see "Certain Relationships and Transactions."

Item 3. Description of Property.

The Company currently maintains a mailing address at 645 Fifth Avenue, Suite 403, New York, NY 10022, c/o Steven Siskind, Esq. The Company pays no rent for the use of this mailing address. The Company does not believe that it will need to maintain an office at any time in the foreseeable future in order to carry out its plan of operations described herein. The Company's telephone number is (212) 972-8570.

Item 4. Security Ownership of Certain Beneficial Owners and Management.

As of the date of this registration statement on Form 10SB, the Company has a total of 4,072,480 shares of common stock issued and outstanding, including 1,529,640 shares issued to an existing shareholder on November 27, 2000, which was subsequent to the end of the third quarter. The following table sets forth, as of the date of this Registration Statement, the number of shares of Common Stock owned of record and beneficially by executive officers, directors and persons who hold 5% or more of the outstanding Common Stock of the Company. Also included are the shares held by all executive officers and directors as a group.

Name and Address	Number of Shares Owned Beneficially	Percent of Class Owned
Mid-Continental Securities 645 5th Ave., Suite 430 New York, NY 10022	2,607,730	64.03%
Glenn Little (2) 211 West Wall Street Midland, TX 79701	1,300,000	31.92%
Dominick Pope (1) 195 Tenth Avenue New York, NY 10011	12,000	0.29%
James J. Charles (1) 645 Fifth Avenue, Ste. 403 New York, NY 10022	0	**
Joseph Pioppi (1) 645 Fifth Avenue, Ste. 403 New York, NY 10022	0	**
All directors and executive officers (3 persons)	12,000	0.29%

(1) The person listed is an officer, a director, or both, of the Company.

(2) Includes 300,000 shares owned by family members, of which Mr. Little may be deemed to be the beneficial owner.

Item 5. Directors, Executive Officers, Promoters and Control Persons.

The directors and executive officers currently serving the Company are as follows:

Name	Age	Positions held and tenure
Joseph Pioppi	71	President and a director since August, 1997
Dominick Pope	68	Director since August 1997
James J. Charles	56	Secretary and a director since August, 1997

The directors named above will serve until the first annual meeting of the Company's stockholders. Thereafter, directors will be elected for one-year terms at the annual stockholders' meeting. Officers will hold their positions at the pleasure of the board of directors, absent any employment agreement, of which none currently exists or is contemplated. There is no arrangement or understanding between any of the directors or officers of the Company and any other person pursuant to which any director or officer was or is to be selected as a director or officer, and there is no arrangement, plan or understanding as to whether non-management shareholders will exercise their voting rights to continue to elect the current directors to the Company's board. There are also no arrangements, agreements or understandings between non-management shareholders and management under which non-management shareholders may directly or indirectly participate in or influence the management of the Company's affairs.

The directors and officers will devote their time to the Company's affairs on an "as needed" basis, which, depending on the circumstances, could amount to as little as two hours per month, or more than forty hours per month, but more than likely will fall within the range of five to ten hours per month. There are no agreements or understandings for any officer or director to resign at the request of another person, and none of the officers or directors are acting on behalf of, or will act at the direction of, any other person.

Biographical Information

Joseph Pioppi.

Mr. Pioppi graduated from Brooklyn Community College with an Associate degree in Electrical and Electronic Technology. He attended City College of New York Bernard Baruch School of Business and studied computer technology at Temple University. Mr. Pioppi was employed with the Pennsylvania Railroad, the Penn Central Railroad, and was a systems analyst for Conrail.

Dominick Pope.

Since 1977, Mr. Pope has served as President of the L.J. Loeffler In-House Communications Business, located in New York City. Mr. Pope attended Baruch College. Mr. Pope was formerly the chairman of Intercom Technologies Corp.

James J. Charles.

Since January 15, 1999, Mr. Charles has been the Sr. Vice President Finance and Chief Financial Officer of ATEC Group, Inc. From 1994 to 1998 he was a financial consultant to several public companies, including ATEC. From 1991 to 1994 he was the Cheif Financial Officer of Caribbean Printing Industries. From 1966 to 1992, he was a partner with Ernst & Young.

Indemnification of Officers and Directors

As permitted by Delaware law, the Company's Articles of Incorporation provide that the Company will indemnify its directors and officers against expenses and liabilities they incur to defend, settle, or satisfy any civil, criminal, administrative or investigative proceeding brought against them on account of their being or having been Company directors or officers to the fullest extent permitted by Nevada law unless, in any such action, they are adjudged not to have met the standard of conduct required by Delaware law to make it permissible for the Company to provide indemnification. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in that Act and is, therefore, unenforceable.

Exclusion of Liability

Pursuant to Delaware General Corporation Law, the Company's Articles of Incorporation exclude personal liability for its directors for monetary damages based upon any violation of their fiduciary duties as directors, except as to liability for any breach of the duty of loyalty, acts or omissions not in good faith or which involve intentional misconduct or any transaction from which a director receives an improper personal benefit. This exclusion of liability does not limit any right which a director may have to be indemnified and does not affect any director's liability under federal or applicable state securities laws.

Other Blind Pool Activities

The Company's officers, directors and certain of its principal shareholders have been, and are currently, affiliated with other blind pool companies. The officers and directors of the Company may also establish additional blind pool or blank check companies in the future. See "Conflicts of Interest."

Conflicts of Interest

In particular, the Company's officers, directors and principal shareholders formed numerous blind pool or blank check companies at about the same time as formation of the Company, which have a structure and a business plan identical to that of the Company. It is also likely that the Company's officers and directors will form additional blind pool or blank check companies in the future, with a business plan similar or identical to that of the Company. The other blind pool or blank check companies which were formed at about the same time as the Company and have an identical structure and business plan may be considered to be in direct competition with the Company for available business opportunities, but that competition does not currently create a conflict of interest with the Company because each of such companies currently has an identical group of shareholders. However, any additional blind pool or blank check companies formed in the future, which do not have the same shareholders and an identical capital structure as the Company, would be in direct competition with the Company for available business opportunities and would create the potential for conflicts of interest.

None of the officers of the Company will devote more than a portion of his time to the affairs of the Company. There will be occasions when the time requirements of the Company's business conflict with the demands of the officers' other business and investment activities. Such conflicts may require that the Company attempt to employ additional personnel. There is no assurance that the services of such persons will be available or that they can be obtained upon terms favorable to the Company.

The officers, directors and principal shareholders of the Company may actively negotiate for the purchase of a portion of their common stock as a condition to, or in connection with, a proposed merger or acquisition transaction. It is anticipated that a substantial premium may be paid by the purchaser in conjunction with any sale of shares by the Company's officers, directors and principal shareholders made as a condition to, or in connection with, a proposed merger or acquisition transaction. The fact that a substantial premium may be paid to members of Company management to acquire their shares creates a conflict of interest for them and may compromise their state law fiduciary duties to the Company's other shareholders. In making any such sale, members of Company management may consider their own personal pecuniary benefit rather than the best interests of the Company and the Company's other shareholders, and the other shareholders are not expected to be afforded the opportunity to approve or consent to any particular buy-out transaction involving shares held by members of Company management.

Item 6. Executive Compensation.

No officer or director has received any remuneration or compensation from the Company. Until the Company acquires additional capital, it is not anticipated that any officer or director will receive additional compensation from the Company other than reimbursement for out-of-pocket expenses incurred on behalf of the Company. See "Certain Relationships and Related Transactions." The Company has no stock option, retirement, pension, or profit-sharing programs for the benefit of directors, officers or other employees, but the Board of Directors may recommend adoption of one or more such programs in the future.

The Company may employ a spouse of an officer or director, or an employee of a company owned by an officer or director, to perform administrative or secretarial services required by the Company. Such individuals would be paid standard, "going rate" hourly compensation for services rendered.

Item 7. Certain Relationships and Related Transactions.

No officer, director, promoter, or affiliate of the Company has or proposes to have any direct or indirect material interest in any asset proposed to be acquired by the Company through security holdings, contracts, options, or otherwise.

It is not currently anticipated that any salary, consulting fee, or finder's fee shall be paid to any of the Company's directors or executive officers, or to any other affiliate of the Company except as described under "Executive Compensation" above.

Although management has no current plans to cause the Company to do so, it is possible that the Company may enter into an agreement with an acquisition candidate requiring the sale of all or a portion of the Common Stock held by the Company's current stockholders to the acquisition candidate or principals thereof, or to other individuals or business entities, or requiring some other form of payment to the Company's current stockholders, or requiring the future employment of specified officers and payment of salaries to them. It is more likely than not that any sale of securities by the Company's current stockholders to an acquisition candidate would be at a price substantially higher than that originally paid by such stockholders. Any payment to current stockholders in the context of an acquisition involving the Company would be determined entirely by the largely unforeseeable terms of a future agreement with an unidentified business entity.

Item 8. Description of Securities.

Common Stock

The Company's Articles of Incorporation authorize the issuance of 10,000,000 shares of Common Stock. Each record holder of Common Stock is entitled to one vote for each share held on all matters properly submitted to the stockholders for their vote. Cumulative voting for the election of directors is not permitted by the Articles of Incorporation.

Holders of outstanding shares of Common Stock are entitled to such dividends as may be declared from time to time by the Board of Directors out of legally available funds; and, in the event of liquidation, dissolution or winding up of the affairs of the Company, holders are entitled to receive, ratably, the net assets of the Company available to stockholders after distribution is made to the preferred stockholders, if any, who are given preferred rights upon liquidation. Holders of outstanding shares of Common Stock have no preemptive, conversion or redemptive rights. All of the issued and outstanding shares of Common Stock are, and all unissued shares when offered and sold will be, duly authorized, validly issued, fully paid, and nonassessable. To the extent that additional shares of the Company's Common Stock are issued, the relative interests of then existing stockholders may be diluted.

Preferred Stock

The Company's Articles of Incorporation does not authorize the issuance of preferred stock.

Transfer Agent

The Company's transfer agent is Nevada Agency & Trust Company, 50 West Liberty Street, Reno, Nevada, 89501. The phone number is (775) 322-0626.

Reports to Stockholders

The Company plans to furnish its stockholders with an annual report for each fiscal year ending December 31 containing financial statements audited by its independent certified public accountants. In the event the Company enters into a business combination with another company, it is the present intention of management to continue furnishing annual reports to stockholders. Additionally, the Company may, in its sole discretion, issue unaudited quarterly or other interim reports to its stockholders when it deems appropriate. The Company intends to comply with the periodic reporting requirements of the Securities Exchange Act of 1934.

PART II

Item 1. Market Price and Dividends on the Registrant's Common Equity and Other Shareholder Matters

No public trading market exists for the Company's securities in Rule 144. As of the date of this registration statement, there are approximately 38 holders of record of the Company's common stock. No dividends have been paid to date and the Company's Board of Directors does not anticipate paying dividends in the foreseeable future.

Item 2. Legal Proceedings

The Company is not a party to any pending legal proceedings, and no such proceedings are known to be contemplated.

No director, officer or affiliate of the Company, and no owner of record or beneficial owner of more than 5.0% of the securities of the Company, or any associate of any such director, officer or security holder is a party adverse to the Company or has a material interest adverse to the Company in reference to pending litigation.

Item 3. Changes in and Disagreements with Accountants.

Not applicable.

Item 4. Recent Sales of Unregistered Securities.

Since August 19, 1997, (the date of inception) the Company has sold its Common Stock to the persons listed in the table below in transactions summarized as follows:

Name	Date of Sale	Shares	Aggregate Purchase Price	Purchase Price Per Share
Ezia Antonacci	7/17/00	2,000	$100	$0.05
Rochelle Barstow	12/8/99	25,000	$25	$0.001
Steve Bushansky	3/3/00	5,000	$500	$0.10
Mark Goldstein	12/7/99	2,500	$250	$0.10
Alan Grodko	3/6/00	5,000	$500	$0.10
Jeffrey Grodko	3/6/00	5,000	$500	$0.10
Anna Herbst	7/17/00	2,000	$100	$0.05
Pauline Leva	7/19/00	2,000	$100	$0.05
Tina Leva	7/19/00	1,000	$50	$0.05
Glenn Little	11/29/99	1,000,000	$1,000	$0.001
Glenn Little, c/o Sarah Little	11/29/99	100,000	$100	$0.001
Glenn Little, c/o Eve M. Little	11/29/99	100,000	$100	$0.001
Glenn Little, c/o David Little	11/29/99	100,000	$100	$0.001
Mid-Continental Securities Corp.	8/20/97	670,610	$670.01	$0.001
Mid-Continental Securities Corp.	7/9/99	167,480	$167.48	$0.001
Mid-Continental Securities Corp.	9/21/99	100,000	$100	$0.001
Mid-Continental Securities Corp.	9/21/99	140,000	$140	$0.001
Mid-Continental Securities Corp.	11/27/00	1,529,640	$1,529.64	$0.001
Christina M. Pioppi	6/9/00	2,000	$100	$0.05
James Pioppi	7/18/00	2,000	$100	$0.05
John P. Pioppi	7/18/00	2,000	$100	$0.05
Dominick Pope	7/18/00	12,000	$600	$0.05
Rametra Munish	12/8/99	50,000	$50	$0.001
Anthony Reiner	1/14/00	2,000	$200	$0.10
Michael Rubin	3/6/00	5,000	$500	$0.10
Daniel Steinberg	12/8/99	4,000	$400	$0.10
Stern Capital Group, Inc.	12/8/99	25,000	$25	$0.001
Whitney Stokes	12/8/99	10,000	$1,000	$0.10
Shilesh Sutaria	1/14/00	300	$30	$0.10
Mona Sutaria	1/14/00	300	$30	$0.10
Shilesh Sutaria c/o Mira Sutaria	1/14/00	325	$32.50	$0.10
Shilesh Sutaria c/o Milan Sutaria	1/14/00	325	$32.50	$0.10

Each of the sales listed above was made for cash in reliance upon an exemption from registration offered by Section 4(2) of the Securities Act of 1933. Based upon the Subscription Agreement executed by each of the purchasers, and based upon the pre-existing relationship between the cash subscribers and the Company's officers and directors, the Company had reasonable grounds to believe immediately prior to making an offer to the private investors, and did in fact believe, when such subscriptions were accepted, that such purchasers (1) were purchasing for investment and not with a view to distribution, and (2) had such knowledge and experience in financial and business matters that they were capable of evaluating the merits and risks of their investment and were able to bear those risks. The purchasers had access to pertinent information enabling them to ask informed questions. The shares were issued without the benefit of registration. Except for the certificates representing the 750,000 shares issued pursuant to Rule 504, an appropriate Rule 144 restrictive legend is imprinted upon each of the certificates representing such shares, and stop-transfer instructions have been entered in the Company's transfer records. All such sales were effected without the aid of underwriters, and no sales commissions were paid.

Item 5. Indemnification of Directors and Officers

The Articles of Incorporation of the Company, filed as Exhibit 3.1, provide that the Company will indemnify its officers and directors for costs and expenses incurred in connection with the defense of actions, suits, or proceedings where the officer or director acted in good faith and in a manner he reasonably believed to be in the Company's best interest and is a party by reason of his status as an officer or director, absent a finding of negligence or misconduct in the performance of duty.

FINANCIAL STATEMENTS AND EXHIBITS

Audited financial statements for Easton, Inc., as and for the years ending December 31, 1999 and 1998, and unaudited financial statements for the nine months ended September 30, 2000 and September 30, 1999, are attached. See following pages.

EASTON, INC.

(A Development Stage Company)

INDEX to Financial Statements as of 31 December 1999 and 1998

Independent Auditor's Report

Balance Sheet

Income Statement

Statement of Cash Flows

Statement of Changes to Stockholders' Equity

Notes to Financial Statements

INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders of Easton, Inc.

New York, NY.

We have audited the accompanying balance sheet of Easton, Inc. (a development stage company), as of December 31, 1999, and the related statements of operations, stockholders' equity and cash flows for the year ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Easton, Inc. (a development stage company), as of December 31, 1999, and the results of its operations for the year ended December 31, 1999 in conformity with generally accepted accounting principles.

July 17, 2000

New York, NY

Nelson, Mayoka and Company

Certified Public Accountants

EASTON, INC.

(A Development Stage Company)

BALANCE SHEET

ASSETS	December 31, 1999
CURRENT ASSETS
Cash	$1,345
Loans Receivable	1,500
TOTAL CURRENT ASSETS	$2.845
TOTAL ASSETS	$2,845
LIABILITIES AND STOCKHOLDERS' EQUITY
LIABILITIES:
Accounts Payable and accrued expenses	$239
STOCKHOLDERS' EQUITY:
Common stock - Par value $.001; 10,000,000 shares authorized, 2,494,590 shares issued and outstanding	$2,495
Paid-in capital	1,634
Accumulated Deficit	(1,522)
2,606
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$2,845

The accompanying notes are an integral part of these financial statements.

EASTON, INC.

(A Development Stage Company)

INCOME STATEMENT

	For the Year Ended December 31, 1999	For the Year Ended December 31, 1998
Sales	$0	$0
Cost of sales	0	0
Gross profit	0	0
Selling, general and administrative	612	0
Other income (expense) net	0	0
Net income (loss) before taxes	(612)	0
Provision for income taxes	0	105
Net income (loss)	$(612)	$(105)
Net income (loss) per share	$(0.0002)	$(0.0002)
Average number of shares outstanding	2,494,590	670,610

The accompanying notes are an integral part of these financial statements.

EASTON, INC.

(A Development Stage Company)

STATEMENT OF CASH FLOWS

	For the Year ended December 31, 1999	For the Year Ended December 31, 1998
CASH FLOW FROM OPERATING ACTIVITIES
Net income (loss)	$(612)	$(105)
Changes in assets and liabilities
Increase (decrease) in accounts payable	0	105
Increase (decrease) in loans receivable	(1,500)	0
CASH PROVIDED (USED) BY OPERATING ACTIVITIES	(2,112)	0
CASH FLOWS FROM FINANCING ACTIVITIES:
Issuance of Common Stock	1,824	0
Additional paid-in capital	1,634	0
CASH PROVIDED (USED) BY FINANCING ACTIVITIES	3,457	0
NET INCREASE (DECREASE) IN CASH	1,345	0
CASH AT BEGINNING OF YEAR	0	0
CASH AT END OF YEAR	$1,345	$0

The accompanying notes are an integral part of these financial statements.

EASTON, INC.

(A Development Stage Company)

STATEMENT OF CHANGES TO STOCKHOLDERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 1999

	Common Stock Number of Shares	Common Stock Amount	Additional paid in capital	Accumulated (deficit)	Total
Balance, January 1, 1999	670,610	$671	$ -	$(910)	(239)
Net Loss				(612)	(612)
Shares issued	1,823,980	1,824	1,634		3,457
Balance, December 31, 1999	2,494,590	2,495	$1,634	$(1,522)	$2,606

The accompanying notes are an integral part of these financial statements.

EASTON, INC.

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

Note 1 - Organization and Summary of Significant Accounting Policies

On August 20, 1997, Easton, Inc. (a Development Stage Company) was incorporated under the laws of Delaware. The company may engage in any business which is permitted by the General Corporation Law of Delaware.

Development Stage:

The Company is currently in the development stage and has no significant operations to date.

Income Taxes:

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the recorded book basis and tax basis of assets and liabilities for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred taxes are also recognized for operating losses that are available to offset future taxable income and tax credits that are available to offset federal income taxes.

Based upon the company generating a loss, no provision has been made for Federal Income taxes.

Statement of Cash Flows:

For purposes of the statement of cash flows, the Company considers demand deposits and highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Cash paid for interest and taxes in the period ended was $ - 0 -.

Net (Loss) Per Common Share:

The net (loss) per common share is computed by dividing the net (Loss) for the period by number of shares outstanding at December 31, 1999.

Note 2 - Capital Stock

Common Stock:

The Company initially authorized 10,000,000 shares of common stock with a par value of $.001 each.

The Company did not declare any dividends for December 31, 1999.

Note 3 - Related Party Events

The Company presently maintains its principal office at c/o Steven Siskind, Esq., 645 5th Avenue, Suite 403, New York, NY 10022.

Note 4 - Subsequent Events

The Company is constantly seeking business opportunities and other means of financing to enable it to complete its business plan.

FINANCIAL STATEMENTS

For the nine months ended September 30, 2000 and 1999

Audited financial statements of the Company for the nine months ended September 30, 2000 follow.

EASTON, INC.

(A Development Stage Company)

INDEX to Financial Statements for the nine months ended September 30, 2000 and 1999

Independent Auditors' Report

Balance Sheet

Income Statement

Statement of Cash Flows

Statement of Changes to Stockholders' Equity

Notes to Financial Statements

INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders of Easton, Inc. New York, NY

We have audited the accompanying balance sheet of Easton, Inc. (a development stage company), as of September 30, 2000, and the related statements of operations, stockholders' equity and cash flows for the nine months then ended September 30, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Easton, Inc. (a development stage company), as of September 30 2000, and the results of its operations for the nine months then ended September 30, 2000 in conformity with generally accepted accounting principles.

November 20, 2000

New York, NY

Nelson, Mayoka and Company

Certified Public Accountants

EASTON, INC.

(A Development Stage Company)

BALANCE SHEET

SEPTEMBER 30, 2000

ASSETS
CURRENT ASSETS:
Cash	$1,346
Loans Receivable	290
TOTAL CURRENT ASSETS	1,636
TOTAL ASSETS	$1,636
LIABILITIES AND STOCKHOLDERS' EQUITY
LIABILITIES
Accounts payable and accrued expenses	$239
STOCKHOLDERS' EQUITY
Common stock - Par value $.001; 10,000,000 shares authorized, 2,542,840 shares issued and outstanding	$2,543
Paid - in capital	5,160
Accumulated Deficit	(6,306)
1,397
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$1,636

The accompanying notes are an integral part of these financial statements.

EASTON, INC.

(A Development Stage Company)

INCOME STATEMENT

	For the Period Ended September 30, 2000	For the Period Ended September 30, 1999
Sales	$ 0	$ 0
Cost of sales	0	0
Gross profit	0	0
Selling, general and administrative	4,784	0
Other income (expense) net	0	0
Net income (loss) before taxes	(4,784)	0
Provision for income taxes	0	105
Net income (loss)	$(4,784)	$(105)
Net income (loss) per share	$(0.0019)	$ (0.0002)
Average number of shares outstanding	2,542,840	670,610

The accompanying notes are an integral part of these financial statements.

EASTON, INC.

(A Development Stage Company)

STATEMENT OF CASH FLOWS

	For the Period Ended September 30, 2000	For the Period Ended September 30, 1999
CASH FLOW FROM OPERATING ACTIVITIES
Net income (loss)	$(4,784)	$ 0
Changes in assets and liabilities
Increase (decrease) in accounts payable	0	0
Increase (decrease) in loans receivable	1,210	0
CASH PROVIDED (USED) BY OPERATING ACTIVITIES	(3,547)	0
CASH FLOWS FROM FINANCING ACTIVITIES:
Issuance of Common Stock	48	0
Additional Paid in Capital	3,527	0
CASH PROVIDED (USED) BY FINANCING ACTIVITIES	3,575	0
NET INCREASE (DECREASE) IN CASH	1	0
CASH AT BEGINNING OF YEAR	1,345	0
CASH AT END OF YEAR	$1,346	0

The accompanying notes are an integral part of these financial statements.

EASTON, INC.

(A Development Stage Company)

STATEMENT OF CHANGES TO STOCKHOLDERS' EQUITY

FOR THE PERIOD ENDED SEPTEMBER 30, 2000

	Common Stock Number of Shares	Common Stock Amount	Additional paid in capital	Accumulated (Deficit)	Total
Balance, January 1, 2000	2,494,590	$2,495	$1,634	$(1522)	$2,606
Net loss				(4,784)	(4,784)
Shares Issued	48,250	48	3,527		3,575
Balance, September 30, 2000	2,542,840	$2,543	$5,160	$(6,306)	$1,397

The accompanying notes are an integral part of these financial statements.

EASTON, INC.

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

Note 1 - Organization and Summary of Significant Accounting Policies

On August 19, 1997, Easton, Inc. (a Development Stage Company) was incorporated under the laws of Delaware. The company may engage in any business which is permitted by the General Corporation Law of Delaware.

Development Stage:

The Company is currently in the development stage and has no significant operations to date.

Income Taxes:

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the recorded book basis and tax basis of assets and liabilities for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred taxes are also recognized for operating losses that are available to offset future taxable income and tax credits that are available to offset federal income taxes.

Based upon the company generating a loss, no provision has been made for Federal Income taxes.

Statement of Cash Flows:

For purposes of the statement of cash flows, the Company considers demand deposits and highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Cash paid for interest and taxes in the period ended was $ - 0 -.

Net (Loss) Per Common Share:

The net (loss) per common share is computed by dividing the net (Loss) for the period by number of shares outstanding at September 30, 2000.

Note 2 - Capital Stock

Common Stock:

The Company initially authorized 10,000,000 shares of common stock with a par value of $.001 each.

The Company did not declare any dividends for September 30, 2000.

Note 3 - Related Party Events

The Company presently maintains its principal office at c/o Steven Siskind, Esq., 645 5th Avenue, Suite 403, New York, NY 10022.

Note 4 - Subsequent Events

The Company is constantly seeking business opportunities and other means of financing to enable it to complete its business plan.

During the fourth quarter, the Company sold an additional 1,529,640 shares at a price per share of $0.001, thereby bringing the total shares outstanding to 4,072,480.

PART III

Item 1. INDEX TO EXHIBITS

The Exhibits listed below are filed as part of this Registration Statement.

Exhibit

No. Document

3.1 Articles of Incorporation

3.2 Bylaws

4.1 Specimen Stock Certificate

27 Financial Data Schedule

SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

EASTON, INC.

By: /S/ JOSEPH PIOPPI

Joseph Pioppi, President

Date: December 5, 2000

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 10-SB

GENERAL FORM FOR REGISTRATION OF

SECURITIES OF

SMALL BUSINESS ISSUERS

Under Section 12(b) or (g) of the Securities

Exchange Act of 1934

EASTON, INC.

(Name of Small Business Issuer in its charter)

Delaware 59-3516317

(State or other jurisdiction of (I.R.S. Employer

incorporation or organization) Identification No.)

645 Fifth Avenue, Suite 403

New York, NY 10022

(Address of Principal Office) Zip Code

Issuer's telephone number: (212) 972-8570

EXHIBIT INDEX

Exhibit

No. Document

3.1 Articles of Incorporation

3.2 Bylaws

4.1 Specimen Stock Certificate

27 Financial Data Schedule

EXHIBIT 3.1 - ARTICLES OF INCORPORATION OF EASTON, INC.

CERTIFICATE OF INCORPORATION

OF

EASTON, INC.

FIRST: The name of this corporation shall be: Easton, Inc.

SECOND: Its registered office in the State of Delaware is to be located at: 15 East North Street, in the City of Dover, County of Kent, Delaware 19901, and its registered agent at such address is: XL CORPORATE SERVICES, INC.

THIRD: The nature of the business and the objects and purposes to be transacted, promoted and carried on are to do any or all things herein mentioned, as fully and to the same extent as natural persons might or could do, and in any part of the world, viz:

The purpose of the corporation is to engage in any lawful actor activity for which corporations may be organized under the General Corporation Law of Delaware.

FOURTH: The total number of share of stock which this corporation is authorized to issue is: 10,000,000 common shares at $.001 par value.

FIFTH: The name and address of the incorporator is as follows:

Jean M. Sherett

Blumberg Excelsior Corporate Services, Inc.

62 White Street

New York, New York 10013

SIXTH: The Directors shall have power to make and to alter or amend the By-Laws; to fix the amount to be reserved as working capital, and to authorize and cause to be executed, mortgages and liens without limit as to the amount, upon the property and franchise of this corporation.

With the consent in writing, and pursuant to a majority vote of the holders of the capital stock issued and outstanding, the Directors shall have authority to dispose, in any manner, of the whole property of this corporation.

The By-Laws shall determine whether and to what extent the account and books of this corporation, or any of them, shall be open to the inspection of the stockholders, no stockholder shall have any right of inspecting any account, or book, or document of this Corporation except as conferred by the law or the By-Laws, or by resolution of the stockholders.

The stockholders and directors shall have power to hold their meetings and keep the books, documents and papers of the corporation outside of the State of Delaware, at such places as maybe, from time to time, designated by the By-Laws or by resolution of the stockholders or directors, except as otherwise required by the laws of Delaware.

It is the intention that the objects, purposes and powers specified in the THIRD paragraph hereof shall, except where otherwise specified in said paragraph, be nowise limited or restricted by referenced to or inference from the terms of any other clause or paragraph in this certificate of incorporation, but that the objects, purposes and powers specified in the THIRD paragraph and in each of the clauses or paragraphs of this charter shall be regarded as independent objects, purposes and powers.

SEVENTH: No director of this Corporation shall be liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the General Corporation Law, or (iv) for any transaction from which the director derived an improper personal benefit.

IN WITNESS WHEREOF, I have hereunto set my hand this 19th day of August, 1997.

/s/ JEAN M. SHERETT

Jean M. Sherett

Incorporator

State of Delaware

Secretary of State

Division of Corporations

Filed 09:00 am 08/20/1997

971278608- 2787229

EXHIBIT 3.2 - BYLAWS OF EASTON, INC.

BY LAWS

EASTON, INC.

ARTICLE ONE

CAPITAL STOCK

SECTION ONE: Share certificates, as approved by the Board of Directors, shall be issued to shareholders specifying the name of the owner, number of shares, and date of issue. Each certificate shall be signed by the President and Secretary with the corporate seal affixed thereon. Each certificate shall be numbered in the order in which it is issued.

SECTION TWO: Each shareholder shall be entitled to one vote per share of common stock, unless otherwise stated in the Articles of Incorporation.

SECTION THREE: Transfer of shares of stock shall be in the transfer ledger of the corporation. Such transfers shall be done in person or by power of attorney. Transfers shall be completed on the surrender of the older certificate, duly assigned.

ARTICLE TWO

SHAREHOLDER MEETINGS

SECTION ONE: The annual meeting of the shareholders shall be held on the 20th day of August each year at the offices of the corporation. If the stated day is a weekend day or a legal holiday, the meeting shall be held on the next succeeding day, not a weekend day or a holiday.

SECTION TWO: The place of the annual meeting may be changed by the Board of Directors within or without the state of incorporation for any given year upon 20 days notice to the shareholders. Special meetings may be held within or without the state of incorporation and at such time as the Board of Directors may fix.

SECTION THREE: Special meetings of the shareholders may be called at any time by the President or any holder(s) of at least twenty-five percent of the outstanding capital stock.

SECTION FOUR: Notice of any special meeting of the shareholders shall be given to all shareholders at their last known address by registered mail. Notice of any special meeting of the shareholders shall state the purpose of such meeting. Notice of a special meeting may be waived in writing either before or after such meeting.

SECTION FIVE: Unless otherwise provided by law or the Articles of Incorporation, all meetings of the shareholders, action may be taken by a majority vote of the number of shares entitled to vote as represented by the shareholders present at such meeting. Directors shall be elected by a plurality vote. A quorum shall constitute one share over fifty percent of the outstanding shares entitled to vote as represented by the shareholders present at such meeting. No business may be transacted without the presence of a quorum. At any time during any shareholder's meeting, if it is determined that a quorum is no longer present, the meeting shall be then adjourned.

SECTION SIX: Action may be taken by the shareholders without a formal meeting by consent, if such consent is executed in writing by all of the shareholders entitled to vote and if allowed under the laws of the state of incorporation.

ARTICLE THREE

DIRECTORS

SECTION ONE: The Board of Directors shall control the full and entire management of the affairs and business of the corporation. The Board of Directors shall adopt rules and regulations to manage the affairs and business of the corporation by resolution at a special or the annual meeting. A quorum shall consist of a majority vote of the directors present at such meetings.

SECTION TWO: The Board of Directors shall consist of at least two (2) members to be elected by the shareholders at an annual meeting. The term of office shall be one year. Vacancies may be filled by the Board of Directors prior to the expiration of the term. Such appointment shall continue until the next annual meeting of shareholders.

SECTION THREE: The Board of Directors shall meet annually at the same place of the shareholders meetings immediately following the annual meeting of the shareholders. Special meetings of the Board of Directors may be called by the President or any one (1) director on twenty (20) days notice, or such other and further notice as required by the laws of the state of incorporation. The director shall be reimbursed $100 for the cost of travel and his hotel cost for the annual meeting.

SECTION FOUR: Notice of special or regular meetings of the Board of Directors other than the annual meeting of the Board of Directors, shall be made by mail to the last known address of each director. Such notice shall be mailed twenty (20) days prior to such meeting and shall include time, place and reasons for the meeting. All other requirements of the laws of the state of incorporation for notices shall be followed.

SECTION FIVE: All directors of the corporation who are present at a meeting of the Board of Directors shall be deemed to have assented to action taken at such meeting as to any corporate action taken, unless a director who did not favor on such action goes on record in the minutes as dissenting. In such a case, the dissenting director will not be deemed to having assented to the action taken.

SECTION SIX: Directors may be removed for cause by a majority vote at a meeting of the shareholders or Directors. Directors may be removed without cause by a majority vote at a meeting of the shareholders.

ARTICLE FOUR

OFFICERS

SECTION ONE: The officers of the corporation shall consist of a President and a Secretary. All officers shall be elected by the Board of Directors and shall serve a term for no compensation. The Board of Directors may establish other offices as it may deem fit.

SECTION TWO: The chief executive officer shall be the President. The President shall have management powers of the corporation. His duties shall include, but are not limited to administration of the corporation, presiding over shareholder meetings including general supervision of the policies of the corporation as well as general management. The President shall execute contracts, mortgages, loans and bonds under the seal of the corporation. The President shall have other powers as determined by the Board of Directors by resolution.

SECTION THREE: The Secretary shall keep the minutes of meeting of the Board of Directors and shareholder meetings. The Secretary shall have charge of the minute books, seal and stock book of the corporation. The Secretary shall have other powers as delegated by the President.

SECTION FOUR: The Treasurer, if one is appointed by the Board of Directors, shall have the power to manage the financial affairs of the corporation. The Treasurer shall keep books and records of the financial affairs and make such available to the President and Board of Directors upon request. The Treasurer may make recommendations to the officers and directors in regard to the financial affairs of the corporation.

SECTION FIVE: The Vice-President, if one is appointed by the Board of Directors, shall have such powers as delegated to him by the President. Upon the inability to perform by the President, the Vice-President shall serve as President until such time as the President shall be able to perform or further action by the Board of Directors. The President shall be deemed unable to perform his duties upon written notification by the President of such inability or resignation to the Board of Directors that the President is unable to perform.

SECTION SIX: Vacancies shall be filled by the Board of Directors. Until such time as vacancies are filled the following rules of succession shall apply without regard to Section Five of this Article. The Vice-President shall act as President, the Treasurer shall act as Secretary, and the Secretary shall act as Treasurer.

SECTION SEVEN: Assistants to officers may be appointed by the President. These duties shall be those delegated to them by the President or the Board of Directors.

SECTION EIGHT: Compensation of the officers shall be determined by the Board of Directors.

ARTICLE FIVE

CONTRACTS AND INSTRUMENTS OF INDEBTEDNESS

SECTION ONE: No contracts or any instrument of indebtedness shall be executed without approval by the Board of Directors by resolution. Upon such resolution, the President shall be authorized to execute contracts or instruments of indebtedness as specified in the resolution.

SECTION TWO: All checks, drafts or other instruments of indebtedness shall be executed in the manner as determined by the Board of Directors by resolution.

ARTICLE SIX

CORPORATE SEAL

The seal of the corporation shall be provided by the Board of Directors by resolution. The seal shall be used by the President or other officers of the corporation as provided for in these By-Laws.

ARTICLE SEVEN

AMENDMENT

The By-Laws may be amended from time to time by a majority vote of the Board of Directors or by a majority vote of the shareholders. These By-Laws may be repealed and new By-Laws established in the same manner as the amendments. These By-Laws will continue in full force and effect until amended or repealed and replaced by new By-Laws.

ARTICLE EIGHT

DIVIDENDS

The Board of Directors may from time to time declare dividends to the shareholders. These distributions may be in cash or property. No such dividends may be made out of the capital of the corporation.

EXHIBIT 4.1 - SPECIMEN STOCK CERTIFICATE

CONTENTS:

State of Incorporation

Name of Company

Number of authorized shares of common stock

Name of individual shareholder

Number of shares owned by individual shareholder

Fully paid and non-assessable shares

Date of issuance of certificate

Signatures of President and Secretary

Restrictive transfer legend

EXHIBIT 27 - Financial Data Schedule